UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
 RULE 13d-2(a)
(Amendment No._____)*

ENB Financial Corp

 (Name of Issuer)

Common Stock, Par Value $0.20 Per Share
 (Title of Class of Securities)

26874L101
 (CUSIP Number)

Barry W. Harting, Sr. Vice President, The Ephrata National Bank,
31 East Main Street, Ephrata, PA 17522, (717) 733-4181
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2008
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26874L101

1	NAMES OF REPORTING PERSONS: The Hibshman Trust for Ephrata National Bank Stock (also known as the J. Harry Hibshman Scholarship Fund Trust)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER:

NUMBER OF		892,800 shares
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		892,800 shares
WITH	10	SHARED DISPOSITIVE POWER:

N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

892,800 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.20 per share (the "Common Stock"), of ENB Financial Corp (the "Issuer"). The principal executive offices of the Issuer are located at 31 East Main Street, Ephrata, Lancaster County, Pennsylvania 17522; telephone number (717) 733-4181.

Item 2. Identity and Background

The following information is with respect to such persons:

The Hibshman Trust for Ephrata National Bank Stock (also known as the J. Harry Hibshman Scholarship Fund Trust), Pennsylvania charitable trust (the “Trust”), is located at 32 East Main Street, Ephrata, Pennsylvania 17522.  The trust is administered by three trustees: John H. Shuey, Walter K. Trumbauer and Noah W. Wenger.  Other than serving as trustees to the Trust, each of the trustees is currently retired. The trustees reside at the following addresses:

John H. Shuey	Walter K. Trumbauer	Noah W. Wenger

852 North Maple St., Ephrata, PA 17522	1360 Pleasant View Road, Ephrata, PA 17522	1325 Wollups Hill Road, Stevens, PA 17578

During the last five years, the trustees have not been convicted in a criminal proceeding.

During the last five years, no trustee has been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each trustee is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations

On July 1, 2008, the Issuer issued the Trust 892,800 of its shares in exchange for 892,800 of The Ephrata National Bank shares pursuant to the reorganization of the Issuer as the bank holding company for The Ephrata National Bank. Under the Agreement and Plan of Reorganization and Agreement and Plan of Merger, both dated January 14, 2008, each outstanding share of The Ephrata National Bank was exchanged for one share of the Issuer. The Trust acquired all of its shares in the Issuer by virtue of this transaction.

Item 4. Purpose of Transaction

The shares are held by trust are for investment purposes. Such person has no plans or proposals that relate to or would result in:

 (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer of any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, The Hibshman Trust for Ephrata National Bank Stock owns 892,800 shares of common stock of ENB Financial Corp, or approximately 31.2% of ENB Financial Corp’s outstanding shares of common stock.

(b) As of the date of this Schedule 13D, none of the persons named in Item 2 of this Schedule 13D beneficially owned any shares of ENB Financial Corp with the exception of:

	John H. Shuey	Noah W. Wenger	Walter K. Trumbauer
Sole Voting Power	7,600	5,253	13,400
Shared Voting Power	7,400 shared with spouse	1,050 shared with spouse	7,000 shared with spouse
Sole Dispositive Power	7,600	5,253	13,400
Shared Dispositive Power	7,400 shared with spouse	1,050 shared with spouse	7,000 shared with spouse

(c) None of the persons named in Item 5(a) of this Schedule 13D have purchased or disposed of any shares of common stock of ENB Financial Corp, other than as described in Item 3, during the 60 days preceding the date of this Schedule 13D.

(d)  None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

The Hibshman Trust for Ephrata National Bank Stock

	By:	/s/ John H. Shuey

Dated: July 1, 2008		John H. Shuey, Trustee
/s/ Walter K. Trumbauer
Walter K. Trumbauer, Trustee

/s/ Noah W. Wenger
Noah W. Wenger, Trustee

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